Mail Stop 03-05
      May 10, 2005


Eric G. Banta
ING USA Annuity and Life Insurance Company
1290 Broadway
Denver, Colorado 80203-5699


Re:	ING USA Annuity and Life Insurance Company
	Form S-3/A filed April 22, 2005
	File No. 333-123457


Dear Mr. Banta,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2. Please revise to clarify that you will specifically incorporate the 34 Act reports of ING USA. You need to incorporate its 10-K into each trust`s and each 10-Q into the next filed 8-K of each trust. For subsequent 8-Ks you may refer to the financials incorporated into the relevant 8-K.

2. Please supplementally undertake to disclose any trustee fees or other trust expenses paid by a trust in the Form 8-Ks filed for that trust.



*********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Messeret Nega at (202) 942-1891 or me at
(202)
942-1850 with any other questions.

      Sincerely,



      Max A. Webb
Assistant Director



cc:	Via Facsimile
      Perry J. Shwachman
      Anthony J. Ribaudo
      Sidley Austin Brown & Wood LLP
       (312) 853-7036
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ING USA Annuity and Life Insurance Company
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